Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Quipt Home Medical Corp. (the "Company")

1019 Town Drive

Wilder, Kentucky 41076

2.	Date of Material Change

May 2, 2024

3.	News Release

A news release with respect to the material change referred to in this report was disseminated on May 2, 2024 through GlobeNewswire and filed on the system for electronic document analysis and retrieval (SEDAR+).

4.	Summary of Material Change

The Company announced that the Toronto Stock Exchange has accepted the Company’s notice of intention to implement a normal course issuer bid, pursuant to which the Company may purchase for cancellation common shares of the Company from time to time in accordance with applicable securities laws commencing on May 6, 2024.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The material change is fully described in the news release attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information, please contact Hardik Mehta, Chief Financial Officer of the Company, at (859) 202-3085.

9.	Date of Report

May 2, 2024